Exhibit 3.11

Amendment to Article III, Section 3.02(a) of
the Amended and Restated Bylaws of
Meade Instruments Corp.,
a Delaware corporation

Article III, Section 3.02(a), of the Amended and Restated Bylaws is hereby amended to read in its entirety as follows:

“(a)         The number of directors of the Corporation shall not be less than three (3) nor more than fifteen (15), with the exact number of directors to be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the directors then in office.  The exact number of directors shall be five (5) until changed, within the limits specified above, by resolution, duly approved by the Board of Directors.  The maximum and minimum number of directors permitted under these Bylaws may not be amended without a duly adopted amendment to these Bylaws approved in accordance with the provisions of the Corporation’s Certificate of Incorporation.  Except as otherwise provided in the Certificate of Incorporation, each director shall serve for a one-year term until the next annual meeting of stockholders of the Corporation or until each director’s earlier death, resignation or removal.  The election of directors is subject to any provisions contained in the Certificate of Incorporation relating thereto, including provisions for no cumulative voting.”